Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-219206

$2,000,000 The Goldman Sachs Group, Inc. Callable Step-Up Fixed Rate Notes due 2032

We will pay you interest semi-annually on your notes at a rate of 3.25% per annum from and including August 31, 2017 to but excluding August 31, 2022. We will pay you interest semi-annually on your notes at a rate of 3.75% per annum from and including August 31, 2022 to but excluding August 31, 2027. We will pay you interest semi-annually on your notes at a rate of 4.00% per annum from and including August 31, 2027 to but excluding August 31, 2030. We will pay you interest semi-annually on your notes at a rate of 5.00% per annum from and including August 31, 2030 to but excluding the stated maturity date (August 31, 2032). Interest will be paid on the last calendar day of each February and August. The first such payment will be made on February 28, 2018. Your semi-annual interest payment will be determined in accordance with the 30/360 (ISDA) day count convention and, therefore, on any semi-annual interest payment date, interest will be paid for greater than or less than 180 days. See page PS-5.

In addition, we may redeem the notes at our option, in whole but not in part, on the last calendar day of each February, May, August and November on or after August 31, 2018, upon at least five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. Although the interest rate will step up during the life of your notes, you may not benefit from such increase in the interest rate if your notes are redeemed prior to the stated maturity date.

	Per Note	Total
Initial price to public*	100.00%	$2,000,000.00
Underwriting discount*	3.15%	$63,000.00
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	96.85%	$1,937,000.00

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from August 31, 2017 and must be paid by the purchaser if the notes are delivered after August 31, 2017. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

If interest rates increase, in most cases the market value of the notes will decrease and, if you sell the notes prior to maturity, you will receive less than the principal amount of the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Goldman Sachs & Co. LLC	Incapital LLC

Pricing Supplement No. 54 dated August 29, 2017.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series N program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Prospectus supplement dated July 10, 2017

•	Prospectus dated July 10, 2017

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its subsidiaries or affiliates. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no. 54 dated August 29, 2017 (pricing supplement) and the accompanying prospectus dated July 10, 2017 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series N, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated July 10, 2017 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are part of a separate series of our debt securities under our Medium-Term Notes, Series N program governed by our Senior Debt Indenture, dated as of July 16, 2008, as amended, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Step-Up Fixed Rate Notes due 2032

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $2,000,000

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date: August 29, 2017

Original issue date: August 31, 2017

Stated maturity date: August 31, 2032

Interest rate: 3.25% per annum from and including August 31, 2017 to but excluding August 31, 2022;

3.75% per annum from and including August 31, 2022 to but excluding August 31, 2027; 4.00% per annum from and including August 31, 2027 to but excluding August 31, 2030; 5.00% per annum from and including August 31, 2030 to but excluding August 31, 2032

Supplemental discussion of U.S. federal income tax consequences: It is the opinion of Sidley Austin LLP that interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note.

Interest payment dates: the last calendar day of each February and August of each year, commencing on February 28, 2018 and ending on the stated maturity date

Regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment day may be adjusted under the applicable business day convention specified below)

Day count convention: 30/360 (ISDA), as further discussed under “Additional Information About the Notes — Day Count Convention” on page PS-5 of this pricing supplement

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on the last calendar day of each February, May, August and November on or after August 31, 2018, upon at least five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Limited events of default: The only events of default for the notes are (i) interest or principal payment defaults that continue for 30 days and (ii) certain insolvency events. No other breach or default under our senior debt indenture or the notes will result in an event of default for the notes or permit the trustee or holders to accelerate the maturity of any debt securities – that is, they will not be entitled to declare the principal amount of any notes to be immediately due and payable. See “Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements” and “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default — Securities Issued on or After January 1, 2017 under the 2008 Indenture” in the accompanying prospectus for further details.

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 119 of the accompanying prospectus

CUSIP no.: 38150A4D4

ISIN no.: US38150A4D43

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book- Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman Sachs & Co. LLC

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities:

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

In addition to this pricing supplement, the following provisions are hereby incorporated into the global master note: the description of New York business day appearing under “Description of Debt Securities We May Offer – Calculations of Interest on Debt Securities – Business Days” in the accompanying prospectus, the description of the following unadjusted business day convention appearing under “Description of Debt Securities We May Offer – Calculations of Interest on Debt Securities – Business Day Conventions” in the accompanying prospectus and the section “Description of Debt Securities We May Offer – Defeasance and Covenant Defeasance” in the accompanying prospectus.

Day Count Convention

As further described under “Description of Debt Securities We May Offer – Calculations of Interest on Debt Securities – Interest Rates and Interest” in the accompanying prospectus, for each interest period the amount of accrued interest will be calculated by multiplying the principal amount of the note by an accrued interest factor for the interest period. The accrued interest factor will be determined by multiplying the per annum interest rate by a factor resulting from the 30/360 (ISDA) day count convention. The factor is the number of days in the interest period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 – D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the interest period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“D1” is the first calendar day, expressed as a number, of the interest period, unless such number would be 31, in which case D1 will be 30; and

“D 2” is the calendar day, expressed as a number, immediately following the last day included in the interest period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

Due to the 30/360 (ISDA) day count convention, the factor applicable to each interest payment date will vary, as illustrated in the table below.

Interest Payment Date	Applicable Factor for the Interest Payment Date
2/28/2018	178 / 360
8/31/2018	183 / 360
2/28/2019	178 / 360

8/31/2019	183 / 360
2/29/2020	179 / 360
8/31/2020	182 / 360
2/28/2021	178 / 360
8/31/2021	183 / 360
2/28/2022	178 / 360
8/31/2022	183 / 360
2/28/2023	178 / 360
8/31/2023	183 / 360
2/29/2024	179 / 360
8/31/2024	182 / 360
2/28/2025	178 / 360
8/31/2025	183 / 360
2/28/2026	178 / 360
8/31/2026	183 / 360
2/28/2027	178 / 360
8/31/2027	183 / 360
2/29/2028	179 / 360
8/31/2028	182 / 360
2/28/2029	178 / 360
8/31/2029	183 / 360
2/28/2030	178 / 360
8/31/2030	183 / 360
2/28/2031	178 / 360
8/31/2031	183 / 360
2/29/2032	179 / 360
8/31/2032	182 / 360

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on the last calendar day of each February, May, August and November on or after August 31, 2018, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

As of the original issue date, the notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on August 31, 2022 and therefore the notes should be treated as maturing on such date for OID purposes. This assumption is made solely for purposes of determining whether the notes are issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the increase in the interest rate then, solely for OID purposes, the notes will be deemed to be reissued at their adjusted issue price on August 31, 2022. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to the increase in the interest rate on August 31, 2027 and August 31, 2030.

Under this approach, interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. The deductibility of capital losses is subject to significant limitations.

Foreign Account Tax Compliance Act (FATCA) Withholding. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes made before January 1, 2019.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman Sachs & Co. LLC	$1,000,000.00
Incapital LLC	$1,000,000.00

Total	$2,000,000.00

Notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of 3.15% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to 2.60% of the principal amount of the notes. If all of the offered notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Please note that the information about the initial price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman Sachs & Co. LLC or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman Sachs & Co. LLC or any other underwriter, will be approximately $10,000.

We will deliver the notes against payment therefor in New York, New York on August 31, 2017, which is the second scheduled business day following the date of this pricing supplement and of the pricing of the notes.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman Sachs & Co. LLC and Incapital LLC that they may make a market in the notes. Goldman Sachs & Co. LLC and Incapital LLC are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Goldman Sachs & Co. LLC, one of the underwriters, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution—Conflicts of Interest” on page 118 of the accompanying prospectus.

Conflicts of Interest

GS&Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture dated July 10, 2017, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on July 10, 2017.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$2,000,000

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate

Notes due 2032

Goldman Sachs & Co.

LLC

Incapital LLC